Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.
Alamos Gold Reports Third Quarter 2024 Results
Record production and revenue support strong ongoing free cash flow while funding growth

Toronto, Ontario (November 06, 2024) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter ended September 30, 2024.
“We achieved a number of operational and financial records in the third quarter. Production increased to a record 152,000 ounces reflecting the addition of Magino and continued strong performances from Island Gold and Mulatos. With growing gold production and record gold prices, we generated record revenue and cash flow from operations before working capital, supporting strong ongoing free cash flow while funding our high-return growth initiatives,” said John A. McCluskey, President and Chief Executive Officer.
“The addition of Magino has enhanced our strong outlook, increasing our near-term production rate by approximately 20%, and providing longer-term growth opportunities through expansions of the Island Gold District. We are making excellent progress on our growth projects with the Phase 3+ Expansion more than halfway complete, and the recently announced development plan for PDA outlining another low-cost, high-return project that will triple the mine life of Mulatos. Both projects are key drivers of our strong outlook, supporting growing production at declining costs over the coming years,” Mr. McCluskey added.

Third Quarter 2024 Operational and Financial Highlights
•Produced a record 152,000 ounces of gold, in-line with quarterly guidance and a 9% increase from the second quarter. This reflected the inclusion of the recently acquired Magino mine as well as strong ongoing performances from Island Gold and the Mulatos District. The acquisition of Argonaut Gold Inc. ("Argonaut") was completed on July 12, 2024
•Increased 2024 production guidance to between 550,000 and 590,000 ounces in September 2024. This represented a 13% increase from original guidance (based on the mid-point), reflecting the inclusion of the Magino mine from July 12, 2024 onward, as well as increased guidance for the Mulatos District
•Sold a record 145,204 ounces of gold at an average realized price of $2,458 per ounce, generating record quarterly revenues of $360.9 million. This represented a 41% increase from the third quarter of 2023 and marks the third consecutive quarter of record revenue. Ounces sold were 4% lower than production in the quarter due to timing, with the sale of these ounces to benefit future quarters
•Generated strong ongoing free cash flow1 of $87.5 million while continuing to fund high-return growth initiatives including a record exploration budget, and the Phase 3+ Expansion at Island Gold. Reported free cash flow excludes $28.8 million of one-time payments related to the Argonaut acquisition, including transaction costs and overdue payables at Magino incurred by Argonaut but paid by Alamos post-close
•Solid consolidated free cash flow performance was led by the Mulatos District which generated $66.9 million of mine-site free cash flow in the quarter, and $186.5 million year-to-date

TRADING SYMBOL: TSX:AGI NYSE:AGI
•Cash flow from operating activities was $165.5 million, including a record $192.8 million before changes in working capital1 ($0.46 per share). Cash flow from operating activities was impacted by working capital adjustments and transaction costs incurred on the acquisition of Argonaut
•Cost of sales were $204.0 million or $1,405 per ounce
•Total cash costs1 of $984 per ounce and all-in sustaining costs ("AISC"1) of $1,425 per ounce increased from the second quarter of 2024, reflecting the contribution of higher-cost ounces from Magino with the operation undergoing downtime to implement a number of improvements to the mill. Excluding Magino, total cash costs and AISC for the third quarter would have been $118 and $184 per ounce lower, respectively. AISC were also impacted by higher share-based compensation driven by an increase in the Company's share price during the quarter
•Costs are expected to decrease slightly in the fourth quarter. The Company remains on track to achieve full year cost guidance
•Adjusted net earnings1 for the third quarter were $78.1 million, or $0.19 per share1. Adjusted net earnings include adjustments for an impairment reversal on Young Davidson of $38.6 million, net of tax; unrealized losses on hedge derivatives of $21.2 million, net of tax, net unrealized foreign exchange losses recorded within deferred taxes and foreign exchange of $1.8 million; and other adjustments, net of taxes totaling $9.2 million. Reported net earnings for the quarter were $84.5 million, or $0.20 per share
•Cash and cash equivalents were $291.6 million at September 30, 2024. The Company withdrew $250 million on its credit facility during the quarter, which was used to retire the credit facility, term loan, and gold prepay inherited from Argonaut. Additionally, $57.5 million of convertible notes inherited from Argonaut were retired during the quarter, resulting in a net cash outflow of $308.3 million related to Argonaut. The Company remains well positioned to fund its growth initiatives with strong ongoing free cash flow and $542 million of total liquidity
•On July 15, the Company entered into a gold sale prepayment agreement for total consideration of $116 million in exchange for the delivery of 49,384 ounces in 2025. The proceeds of the gold prepayment were used to eliminate gold forward sale contracts, previously entered into by Argonaut, totaling 179,417 ounces in 2024 and 2025 with an average price of $1,838 per ounce. The transaction eliminated more than half of the Argonaut hedge book and associated mark-to-market liability
•Paid dividends of $10.5 million in the quarter, or $0.025 per share
•Released a development plan for the Puerto Del Aire (“PDA”) project located within the Mulatos District, outlining a high-return project with an after-tax internal rate of return ("IRR") of 46% at a base case gold price assumption of $1,950 per ounce. PDA is expected to nearly triple the mine life of the Mulatos District, extending production into 2035
•Outlined exploration upside to the PDA project, with high-grade mineralization extended at PDA, which is expected to support further growth in Mineral Reserves and Resources, and multiple new high-grade zones defined at Cerro Pelon
•Provided a comprehensive exploration update at Island Gold, with high-grade gold mineralization extended across the Island Gold Deposit, as well as within several hanging wall and footwall structures. The ongoing success is expected to drive further growth in high-grade Mineral Reserves and Resources with the 2024 year-end update
•Alamos was recognized as a TSX30, 2024 winner by the Toronto Stock Exchange. The annual ranking recognizes the 30 top performing stocks over a three-year period. Alamos’ share price increased 134% over the trailing three-year period
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TRADING SYMBOL: TSX:AGI NYSE:AGI
•Announced a significant contribution to The Princess Margaret Cancer Foundation to create the new Alamos Gold Chair in Gastrointestinal Surgical Oncology. The Company will contribute $2 million to support the new Chair in making a meaningful impact on cancer research aimed at better understanding, diagnosing, and treating gastrointestinal cancers
•Announced the appointment of Tony Giardini to its Board of Directors, in September, as well as the appointment of Scott K. Parsons as Senior Vice President, Corporate Development and Investor Relations, and Khalid Elhaj as Vice President, Business Development and Investor Relations. Nils F. Engelstad, Senior Vice President, General Counsel, is departing the Company effective November 8, 2024 to pursue other opportunities.

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

3 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Highlight Summary

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Financial Results (in millions)
Operating revenues	$360.9	$256.2	$971.1	$768.7
Cost of sales (1)	$204.0	$158.0	$550.2	$471.0
Earnings from operations	$183.3	$82.6	$403.5	$246.2
Earnings before income taxes	$141.2	$78.2	$345.0	$242.5
Net earnings	$84.5	$39.4	$196.7	$162.9
Adjusted net earnings (2)	$78.1	$54.5	$225.7	$159.2
Adjusted earnings before interest, taxes, depreciation and amortization (2)	$176.2	$125.4	$484.3	$383.7
Cash provided by operations before working capital and taxes paid (2)	$192.8	$133.2	$518.3	$398.7
Cash provided by operating activities	$165.5	$112.5	$468.9	$348.6
Capital expenditures (sustaining) (2) (3)	$38.1	$27.3	$85.5	$77.6
Capital expenditures (growth) (2)	$67.9	$41.9	$178.3	$143.7
Capital expenditures (capitalized exploration)	$6.2	$6.0	$20.5	$17.9
Free cash flow (2)	$87.5	$37.3	$218.8	$109.4
Operating Results
Gold production (ounces)	152,000	135,400	426,800	399,800
Gold sales (ounces)	145,204	132,633	418,976	397,253
Per Ounce Data
Average realized gold price	$2,458	$1,932	$2,294	$1,935
Average spot gold price (London PM Fix)	$2,475	$1,928	$2,296	$1,931
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,405	$1,191	$1,313	$1,186
Total cash costs per ounce of gold sold (2)	$984	$835	$909	$834
All-in sustaining costs per ounce of gold sold (2)	$1,425	$1,121	$1,263	$1,136
Share Data
Earnings per share, basic	$0.20	$0.10	$0.49	$0.41
Earnings per share, diluted	$0.20	$0.10	$0.48	$0.41
Adjusted earnings per share, basic (2)	$0.19	$0.14	$0.56	$0.40
Weighted average common shares outstanding (basic) (000’s)	417,147	396,117	404,127	395,149
Financial Position (in millions)
Cash and cash equivalents			$291.6	$224.8
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)Sustaining capital expenditures include sustaining capital lease expenditures at Magino, which are not included as additions to mineral property, plant and equipment in cash flows used from investing activities.

4 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Gold production (ounces)
Young-Davidson	44,200	45,100	128,300	135,300
Island Gold	40,500	36,400	115,600	99,800
Magino (8)	16,800	—	16,800	—
Mulatos District (7)	50,500	53,900	166,100	164,700
Gold sales (ounces)
Young-Davidson	42,966	45,498	127,833	134,744
Island Gold	38,679	35,255	112,575	97,165
Magino (8)	14,766	—	14,766	—
Mulatos District	48,793	51,880	163,802	165,344
Cost of sales (in millions) (1)
Young-Davidson	$63.9	$62.4	$196.0	$183.6
Island Gold	$33.4	$31.3	$97.5	$89.8
Magino (8)	$38.5	—	$38.5	—
Mulatos District	$68.2	$64.3	$218.2	$197.6
Cost of sales per ounce of gold sold (includes amortization) (1)
Young-Davidson	$1,487	$1,371	$1,533	$1,363
Island Gold	$864	$888	$866	$924
Magino (8)	$2,607	—	$2,607	—
Mulatos District	$1,398	$1,239	$1,332	$1,195
Total cash costs per ounce of gold sold (2)
Young-Davidson	$1,033	$939	$1,080	$945
Island Gold	$592	$610	$592	$636
Magino (8)	$2,025	—	$2,025	—
Mulatos District	$937	$898	$892	$861
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)
Young-Davidson	$1,406	$1,178	$1,358	$1,207
Island Gold	$794	$916	$892	$980
Magino (8)	$3,007	—	$3,007	—
Mulatos District	$1,002	$1,045	$954	$948
Capital expenditures (sustaining, growth, and capitalized exploration) (in millions) (2)
Young-Davidson (4)	$25.6	$12.3	$64.8	$43.2
Island Gold (5)	$62.6	$47.5	$173.3	$159.2
Magino (8)(9)	$13.9	—	$13.9	—
Mulatos District (6)	$3.1	$9.8	$14.8	$22.0
Other	$7.0	$5.6	$17.5	$14.8
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share-based compensation expenses.
(4)Includes capitalized exploration at Young-Davidson of $1.5 million and $3.9 million for the three and nine months ended September 30, 2024 ($1.2 million and $3.8 million for the three and nine months ended September 30, 2023).
(5)Includes capitalized exploration at Island Gold of $3.8 million and $10.7 million for the three and nine months ended September 30, 2024 ($2.4 million and $7.8 million for the three and nine months ended September 30, 2023).
(6)Includes capitalized exploration at Mulatos District of $0.9 million and $5.9 million for the three and nine months ended September 30, 2024 ($2.4 million and $6.3 million for the three and nine months ended September 30, 2023).
(7)The Mulatos District includes La Yaqui Grande and Mulatos.
(8)The results for Magino are for Alamos’ ownership period from July 12, 2024 to September 30, 2024.
(9)Sustaining capital expenditures for Magino include certain finance leases classified as sustaining.

5 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Environment, Social and Governance Summary Performance
Health and Safety
•Total recordable injury frequency rate1 ("TRIFR") of 2.03 in the third quarter, an increase from 1.76 in the second quarter of 2024
•Lost time injury frequency rate1 ("LTIFR") of 0.09 in the third quarter, as compared to 0.20 in the second quarter of 2024
•Year-to-date TRIFR of 1.87 and LTIFR of 0.09
During the third quarter of 2024, Alamos had 23 recordable injuries across its sites including one lost time injury ("LTI").
Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.
Environment
•Zero significant environmental incidents and three minor reportable events in the third quarter of 2024
•Received approval from the Ministry of Mines for the Magino Mine Closure Plan Amendment
•Continued reclamation activities at Mulatos for the Cerro Pelon, El Victor and San Carlos pits
The three minor reportable events during the third quarter at Young-Davidson, including a 200 litre diesel spill, a minor spill while containing an excavator fire, and one exceedance of the daily limit of suspended solids. The areas impacted by the spills were immediately contained and subsequently remediated with no anticipated long-term effects for either event.
The Company is committed to preserving the long-term health and viability of the natural environment that surrounds its operations and projects. This includes investing in new initiatives to reduce the Company's environmental footprint with the goal of minimizing the impacts of our activities.
Community
Ongoing donations, medical support and infrastructure investments were provided to local communities, including:
•A significant contribution to The Princess Margaret Cancer Foundation to create the new Alamos Gold Chair in Gastrointestinal Surgical Oncology. The Company will contribute $2 million to support the new Chair in making a meaningful impact on cancer research aimed at better understanding, diagnosing, and treating gastrointestinal cancers
•Various sponsorships to support local youth sports teams, Women in Mining Canada, community events, and donations to local charities and organizations around the Company's mines including a donation for the King-Lebel Fire Department to purchase new protective gear to keep their communities safe
•Continued to provide local community support including road maintenance, dust suppression, and water distribution to Matarachi and surrounding areas around the Mulatos Mine
The Company believes that excellence in sustainability provides a net benefit to all stakeholders. The Company continues to engage with local communities to understand local challenges and priorities. Ongoing investments in local infrastructure, health care, education, cultural and community programs remain a focus of the Company.
Governance and Disclosure
•Published Alamos' 2023 Environmental, Social and Governance ("ESG") Report, outlining the Company's progress on its ESG performance across its operations, projects and offices
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TRADING SYMBOL: TSX:AGI NYSE:AGI
•Completed Alamos’ annual submission to the Carbon Disclosure Project (“CDP”), S&P’s Corporate Sustainability Assessment (“CSA”) and MSCI’s One platform, outlining our ESG and climate performance
The Company maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development.
(1) Frequency rate is calculated as incidents per 200,000 hours worked.

Outlook and Strategy

2024 Guidance(1)
	Young-Davidson	Island Gold	Magino (1)	Mulatos	Lynn Lake	Total	Total Previous (5)
Gold production (000's ounces)	180 - 190	145 - 155	40-50	185 - 195	—	550 - 590	485 - 525
Cost of sales, including amortization (in millions)(4)						$745	$620
Cost of sales, including amortization ($ per ounce)(3)						$1,310	$1,225
Total cash costs ($ per ounce)(1)	$1,000 - $1,050	$550 - $600	$1,450 - $1,550	$925 -$975	—	$890 - $940	$825 - 875
All-in sustaining costs ($ per ounce)(1)						$1,250 - $1,300	$1,125 - 1,175
Mine-site all-in sustaining costs ($ per ounce)(2)(3)	$1,225 - $1,275	$875 - $925	$2,250 - $2,350	$1,000 - $1,050	—
Capital expenditures (in millions)
Sustaining capital(2)	$40 - $45	$50 - $55	$35 - $40	$3 - $5	—	$128 - $145	$93 - 105
Growth capital(2)	$20 - $25	$180 - $200	—	$2 - $5	—	$202 - $230	$232 - 260
Total Sustaining and Growth Capital (2) - producing mines	$60 - $70	$230 - $255	$35 - $40	$5 - $10	—	$330 - $375	$325 - 365
Growth capital - development projects					$25	$25	$25
Capitalized exploration(2)	$10	$13	$2	$9	$9	$43	$41
Total capital expenditures and capitalized exploration(1)	$70 - $80	$243 - $268	$37 - 42	$14 - $19	$34	$398 - $443	$391 - 431
(1)Guidance has been updated as per press release dated September 12, 2024. The guidance for the Magino mine is for Alamos’ ownership period from July 12, 2024 to December 31, 2024.
(2)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and associated MD&A for a description of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share-based compensation expenses to the mine sites.
(4)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.
(5)Previous guidance was issued on January 10, 2024 and related to Young-Davidson, Island Gold and Mulatos District only.

The Company’s objective is to operate a sustainable business model that supports growing returns to all stakeholders over the long-term, through growing production, expanding margins, and increasing profitability. This includes a balanced approach to capital allocation focused on generating strong ongoing free cash flow while re-investing in high-return internal growth opportunities and supporting higher returns to shareholders.
The Company delivered another record operational and financial performance in the third quarter of 2024. Production increased 9% from the second quarter to a record 152,000 ounces, reflecting the inclusion of the recently acquired Magino mine, and strong performances from Island Gold and the Mulatos District.
Through record production, sales, and gold prices, third quarter revenues increased 9% from the second quarter and 41% from the prior year to a record $360.9 million. This contributed to strong ongoing operating margins, with $87.5 million of free cash flow generated in the quarter, and $218.8 million year-to-date while continuing to fund the Phase 3+ Expansion at Island Gold.
Production in the fourth quarter of 2024 is expected to be between 140,000 and 145,000 ounces at slightly lower costs, reflecting improved performance at Magino, offset by lower expected production at Mulatos. With a solid
7 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
performance through the first nine months of the year, the Company remains well-positioned to achieve its updated full year production and cost guidance.
The integration of the Magino and Island Gold mines is well-advanced following the completion of the Argonaut acquisition in July. Given the close proximity of the Magino and Island Gold mines, the integration of the two operations is expected to create one of the largest and lowest cost gold mines in Canada and drive pre-tax synergies of approximately $515 million over the life of the mine through the use of shared infrastructure. This includes immediate capital savings, with the mill and tailings expansions at Island Gold no longer required, and significant operating savings through the use of the larger and more efficient Magino mill.
The acquisition has also de-risked the Phase 3+ Expansion, which continues to progress well. The shaft sink is down to a depth of 812 metres as of the end of October, more than halfway towards its ultimate planned depth of 1,373 metres. The expansion remains on track to be completed during the first half of 2026, which will be a significant driver of further free cash flow growth over the longer-term through increasing production and declining costs.
The integration of Island Gold and Magino has also created opportunities for further growth within the Island Gold District. Several of these opportunities were highlighted in the Island Gold District exploration update in July. Underground and surface exploration programs continue to extend high-grade mineralization beyond the extent of the main Island Gold deposit, as well as within the hanging wall and footwall. This is expected to drive another increase in high-grade Mineral Reserves and Resources at Island Gold. Near-mine exploration success also highlighted the longer-term upside opportunities to supply multiple sources of ore through the expanded Magino mill.
The Company continued to advance its other high-return internal growth opportunities during the quarter including completing the development plan for the PDA project in September. PDA is an attractive, low-cost, high-return underground project with an estimated after-tax IRR of 46% at a conservative $1,950 per ounce gold price and increasing to 73% at $2,500 per ounce. Based on its existing Mineral Reserves, PDA is expected to triple the Mulatos District mine life to 2035.
As outlined in the Mulatos District exploration update in September, there are excellent opportunities to enhance already strong economics and further extend the mine life. Drilling at PDA continues to extend high-grade mineralization and is expected to support further growth in Mineral Reserves and Resources. Additionally, drilling has defined multiple new high-grade zones below the previously mined Cerro Pelon open pit which represents a potential source of additional mill feed. An initial underground Mineral Resource at Cerro Pelon is expected with the year-end 2024 update.
The Company provided updated three-year production, operating and capital guidance in September incorporating the recently acquired Magino mine, a revised initial capital estimate for the Phase 3+ Expansion at Island Gold and initial capital estimates for PDA. Production guidance for 2024 was raised to between 550,000 and 590,000 ounces, a 13% increase from the initial guidance provided in January 2024 (based on the mid-point). The increase was driven by the inclusion of Magino, as well as increased production guidance for the Mulatos District. AISC guidance was also increased 11% relative to previous guidance, (based on the mid-point) with nearly all of the increase attributable to the inclusion of relatively higher cost production from Magino during the ramp up of the operation. Capital guidance for 2024 increased by 2% relative to previous guidance reflecting the addition of Magino, largely offset by capital savings at Island Gold through the integration of the two operations.
As previously announced, production guidance was also increased 21% for 2025, and 22% for 2026 to between 630,000 and 680,000 ounces reflecting the inclusion of Magino. AISC increased 12% on average but remains well below the industry average and are expected to decrease 10% from 2024 to between $1,100 and $1,200 per ounce in 2026. Through the development of Lynn Lake, the Company has the capacity to increase longer-term production to approximately 900,000 ounces per year with AISC decreasing below $1,100 per ounce. An evaluation of a longer-term expansion of the Magino mill to 15,000 to 20,000 tonnes per day is also underway which could support additional growth bringing production closer to one million ounces per year.
The Company remains well positioned to fund this growth internally with $291.6 million of cash and cash equivalents at the end of the third quarter, $542 million of total liquidity, and strong ongoing free cash flow. Cash and cash equivalents decreased slightly from the second quarter reflecting one-time expenditures related to the
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TRADING SYMBOL: TSX:AGI NYSE:AGI
Argonaut acquisition. Additionally, the Company withdrew $250 million from its credit facility during the third quarter and used existing cash to repay the term loan, revolving credit facility, convertible debentures and gold prepaid advances, totaling $308.3 million, all inherited as part of the Argonaut acquisition.

9 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Third Quarter 2024 Results
Young-Davidson Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Gold production (ounces)	44,200	45,100	128,300	135,300
Gold sales (ounces)	42,966	45,498	127,833	134,744
Financial Review (in millions)
Operating Revenues	$106.0	$87.9	$294.8	$260.5
Cost of sales (1)	$63.9	$62.4	$196.0	$183.6
Earnings from operations	$98.4	$24.5	$153.8	$74.4
Cash provided by operating activities	$61.5	$43.2	$155.4	$125.8
Capital expenditures (sustaining) (2)	$15.8	$10.8	$35.1	$35.1
Capital expenditures (growth) (2)	$8.3	$0.3	$25.8	$4.3
Capital expenditures (capitalized exploration) (2)	$1.5	$1.2	$3.9	$3.8
Mine-site free cash flow (2)	$35.9	$30.9	$90.6	$82.6
Cost of sales, including amortization per ounce of gold sold (1)	$1,487	$1,371	$1,533	$1,363
Total cash costs per ounce of gold sold (2)	$1,033	$939	$1,080	$945
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,406	$1,178	$1,358	$1,207
Underground Operations
Tonnes of ore mined	663,295	733,413	2,047,922	2,190,418
Tonnes of ore mined per day	7,210	7,972	7,474	8,024
Average grade of gold (4)	2.11	2.06	2.08	2.14
Metres developed	2,220	2,108	6,320	7,041
Mill Operations
Tonnes of ore processed	668,058	754,705	2,059,483	2,153,377
Tonnes of ore processed per day	7,261	8,203	7,516	7,888
Average grade of gold (4)	2.07	2.08	2.07	2.14
Contained ounces milled	44,555	50,393	136,996	148,380
Average recovery rate	92%	90%	91%	90%
(1)Cost of sales includes mining and processing costs, royalties and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share-based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
Operational review
Young-Davidson produced 44,200 ounces of gold in the third quarter, 2% lower than the prior year period due to lower tonnes processed. Production for the first nine months of the year totaled 128,300 ounces. With higher mining rates and grades expected to drive stronger production in the fourth quarter, Young-Davidson is expected to achieve the low-end of full year guidance.
Mining rates averaged 7,210 tonnes per day ("tpd") in the third quarter, 10% lower than the prior year period, reflecting lower scoop availability, as well as reduced paste availability during mill downtime in July. Mining rates improved in August and September and returned to guided levels of 8,000 tpd by the end of the quarter. Mining rates are expected to remain at this level through the rest of the year. Given the lower tonnes mined during the third quarter, higher-grade stopes planned for later in the quarter were deferred to the fourth quarter. Grades mined are expected to increase in the fourth quarter to be consistent with annual guidance.
Milling rates averaged 7,261 tpd in the third quarter, consistent with mining rates and 11% lower than the prior year period. Milling rates were lower in July due to a scheduled liner change and other unscheduled mill maintenance.
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TRADING SYMBOL: TSX:AGI NYSE:AGI
Milling rates returned to planned levels in August and September, averaging 8,000 tpd. Mill recoveries averaged 92% in the quarter, consistent with annual guidance and slightly higher than the prior year period.
Financial Review
Revenues increased to $106.0 million in the third quarter, 21% higher than the prior year period, driven by higher realized gold prices, partially offset by lower ounces sold. Similarly, for the first nine months of the year, revenues of $294.8 million were 13% higher than the prior year period with higher realized gold prices partially offset by lower ounces sold.
Cost of sales were $63.9 million in the third quarter, marginally higher than the prior year period. For the first nine months of the year, cost of sales were $196.0 million, a 7% increase compared to the prior year period, primarily driven by labour inflation.
Total cash costs were $1,033 per ounce in the third quarter, an 10% increase compared to the prior year period as a result of higher unit mining costs impacted by lower mining rates. Total cash costs were $1,080 per ounce for the first nine months of the year, higher than the prior year period due to lower grades milled.
Mine-site AISC were $1,406 per ounce for the third quarter, above full year guidance, and a 19% increase compared to the prior year period due to higher total cash costs, as well as increased sustaining capital expenditures across lower ounces sold. For the first nine months of the year, mine-site AISC averaged $1,358 per ounce, above the prior year period, reflecting higher total cash costs. Total cash costs and AISC are expected to improve in the fourth quarter reflecting higher tonnes and grades milled.
Capital expenditures in the third quarter totaled $25.6 million, including $15.8 million of sustaining capital and $8.3 million of growth capital. Additionally, $1.5 million was invested in capitalized exploration during the quarter. Capital expenditures, inclusive of capitalized exploration, totaled $64.8 million for the first nine months of 2024.
Young-Davidson generated mine-site free cash flow of $35.9 million in the third quarter, and with $90.6 million realized through the first nine months of the year, the operation is on track to generate record free cash flow of over $100 million for the fourth consecutive year.

11 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Island Gold Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Gold production (ounces)	40,500	36,400	115,600	99,800
Gold sales (ounces)	38,679	35,255	112,575	97,165
Financial Review (in millions)
Operating Revenues	$95.1	$68.1	$259.2	$187.8
Cost of sales (1)	$33.4	$31.3	$97.5	$89.8
Earnings from operations	$60.4	$35.6	$157.7	$95.2
Cash provided by operating activities	$75.7	$38.3	$187.4	$125.0
Capital expenditures (sustaining) (2)	$7.7	$10.6	$33.4	$33.0
Capital expenditures (growth) (2)	$51.1	$34.5	$129.2	$118.4
Capital expenditures (capitalized exploration) (2)	$3.8	$2.4	$10.7	$7.8
Mine-site free cash flow (2)	$13.1	($9.2)	$14.1	($34.2)
Cost of sales, including amortization per ounce of gold sold (1)	$864	$888	$866	$924
Total cash costs per ounce of gold sold (2)	$592	$610	$592	$636
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$794	$916	$892	$980
Underground Operations
Tonnes of ore mined	82,132	113,682	283,706	322,646
Tonnes of ore mined per day ("tpd")	893	1,236	1,035	1,182
Average grade of gold (4)	14.61	9.94	12.92	9.59
Metres developed	1,338	2,063	4,713	6,301
Mill Operations
Tonnes of ore processed	82,446	113,061	282,364	322,568
Tonnes of ore processed per day	896	1,229	1,031	1,182
Average grade of gold (4)	14.42	10.11	12.97	9.74
Contained ounces milled	38,218	36,767	117,764	101,029
Average recovery rate	99%	97%	98%	97%
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share-based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").

Operational review
Island Gold produced 40,500 ounces in the third quarter of 2024, an 11% increase from the prior year period, driven by a significant increase in grades processed. Production for the first nine months of the year was 115,600 ounces, a 16% increase compared to the prior year period, also reflecting higher grades processed.
Underground mining rates averaged 893 tpd in the third quarter, a 28% decrease from the prior year period. As previously guided, mining rates were below annual guidance due to scheduled downtime in July to upgrade the underground ventilation infrastructure. The ventilation upgrade was successful; however, the ramp up of mining rates post completion of the upgrade in August was slower than anticipated but back to planned rates by the end of the month.
12 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Mining rates increased to average 1,200 tpd in September and October, and are expected to remain at similar levels in the fourth quarter. The upgrade to the ventilation infrastructure was completed as part of the Phase 3+ Expansion project and will support increased development rates in the near term and higher underground mining rates over the longer term, following the completion of the expansion.
Grades mined averaged 14.61 g/t Au in the third quarter, 47% higher than in the prior year period, reflecting the increased contribution of higher-grade stopes within the 1025 mining horizon, as well as positive grade reconciliation. Grades are expected to return to within guided levels in the fourth quarter of 2024.
Mill throughput averaged 896 tpd for the quarter, consistent with the lower mining rates. Mill recoveries averaged 98.5% in the third quarter reflecting the higher grades processed.
In advance of the planned transition to a single optimized mill at the Island Gold District, 5,700 tonnes of Island Gold lower grade ore was blended with Magino ore through the Magino mill during the quarter. The batch test was successful with recoveries in-line with expectations and consistent with annual guidance for Island Gold ore of 97%. Optimization of the Magino mill is well underway with upgrades to the crushing circuit expected to be completed by year-end, after which ore from the Island Gold mine will be processed in the significantly larger and more cost-effective mill.
Financial Review
Revenues of $95.1 million in the third quarter were 40% higher than the prior year period, driven by the higher realized gold price and increase in ounces sold. Similarly, revenues of $259.2 million during the first nine months of the year were 38% higher than the prior year period.
Cost of sales of $33.4 million in the third quarter and $97.5 million for the first nine months of the year were 7% and 9% higher than the prior year period, respectively, due to the increase in gold ounces sold. On a per ounce basis, cost of sales were 3% and 6% lower in the third quarter and first nine months of 2024, respectively, as compared to the prior year periods due to higher grades processed.
Total cash costs were $592 per ounce in both the third quarter and the first nine months of the year, lower than the prior year periods and consistent with guidance. Mine-site AISC of $794 per ounce and $892 per ounce for the third quarter and first nine months of the year, respectively, were lower than the prior year periods, driven by higher grades processed. Costs for the full year are expected to be in line with annual guidance.
Total capital expenditures were $62.6 million in the third quarter, including $51.1 million of growth capital and $3.8 million of capitalized exploration. Growth capital spending remained primarily focused on the Phase 3+ Expansion shaft site infrastructure, paste plant, and shaft sinking, which advanced to a depth of 700 m by the end of the third quarter and is tracking well to plan. Additionally, following the completion of the acquisition of the Magino mine in the third quarter, detailed engineering commenced on the Magino mill expansion to 12,400 tpd. The expansion of the Magino mill is expected to be completed by mid-2026 to coincide with the completion of the Phase 3+ Expansion at Island Gold.
Mine-site free cash flow was $13.1 million for the third quarter despite the significant capital investment related to the Phase 3+ Expansion. At current gold prices, cash flow generated at Island Gold is expected to continue funding the Phase 3+ Expansion capital. The operation is expected to generate significant free cash flow from 2026 onward with the completion of the expansion.

13 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Magino Mine Financial and Operational Review

July 12 - September 30,
2024
Gold production (ounces)	16,800
Gold sales (ounces)	14,766
Financial Review (in millions)
Operating Revenues	$37.0
Cost of sales (1)	$38.5
Loss from operations	($1.8)
Cash used by operating activities	($13.6)
Capital expenditures (sustaining) (2)	$8.5
Capital leases (sustaining) (2),(5)	$5.4
Capital expenditures (growth) (2)	$—
Capital expenditures (capitalized exploration) (2)	$—
Mine-site free cash flow (2),(5)	($22.1)
Cost of sales, including amortization per ounce of gold sold (1)	$2,607
Total cash costs per ounce of gold sold (2)	$2,025
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$3,007
Open Pit Operations
Tonnes of ore mined - open pit (4)	818,237
Tonnes of ore mined per day	10,228
Total waste mined - open pit (4)	2,882,392
Total tonnes mined - open pit	3,700,629
Waste-to-ore ratio	4.52
Average grade of gold (4)	0.90
Mill Operations
Tonnes of ore processed	550,475
Tonnes of ore processed per day	6,881
Average grade of gold processed (4)	0.92
Contained ounces milled	16,370
Average recovery rate	95%
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share-based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
(5)Minesite free cash flow does not include lease payments which are classified as cash flows from financing activities on the interim condensed consolidated financial statements.
Magino Operational Review (for Alamos’ ownership period from July 12, 2024 to September 30, 2024)
Magino produced 16,800 ounces of gold during Alamos' ownership period in the third quarter, down from the second quarter, reflecting the partial reporting period as well as downtime to the crushing circuit associated with the mill.
Mining rates averaged 46,258 tpd during the period, including 10,228 tpd of ore. Given the downtime in the crushing circuit, and build-up of ore stockpiles, mining activities were focused on waste stripping, resulting in a higher strip ratio for the period than was originally planned. Grades mined averaged 0.90 g/t and were in-line with expectations.
Mill throughput averaged 6,881 tpd in the period and was impacted by downtime of the crushing circuit in August to implement various improvements including replacing the secondary crusher. Mill throughput increased to 8,900 tpd in September and is expected to improve further in the fourth quarter, following the completion of additional mill optimization initiatives that include replacing the grizzly and primary crusher. These improvements are expected to drive mill throughput to a steady-state average of 11,200 tpd in 2025, providing capacity for Island Gold's ore to be fed into the larger and more cost-effective Magino mill.
14 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Grades processed during the period were 0.92 g/t and recoveries increased to 95%, above expectations and driven by better performance in the gravity circuit. Milling rates and grades processed are expected to increase in the fourth quarter driving production higher to be consistent with guidance of 40,000 to 50,000 ounces for the second half of the year, commencing on the July 12th acquisition date.
Financial Review (for Alamos’ ownership period from July 12, 2024 to September 30, 2024)
Revenues were $37.0 million for the period of Alamos' ownership with cost of sales of $38.5 million. Total cash costs were $2,025 per ounce, and AISC were $3,007 per ounce having been impacted by the downtime in the crushing circuit in August as well as higher sustaining capital expenditures across lower ounces sold. Costs are expected to improve in the fourth quarter and into 2025 reflecting higher processing rates.
Total capital expenditures were $13.9 million in the period, and primarily reflected capitalized stripping costs due to the higher waste tonnes mined, as well as capital lease payments.
The operation used $22.1 million of mine site free cash flow during the period of Alamos' ownership in the quarter, driven primarily by overdue payables at Magino incurred by Argonaut but paid by Alamos post-close. The Company expects a significant improvement to the profitability of the operation in the fourth quarter and into 2025 reflecting higher production and lower costs.

15 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Mulatos District Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Gold production (ounces)	50,500	53,900	166,100	164,700
Gold sales (ounces)	48,793	51,880	163,802	165,344
Financial Review (in millions)
Operating Revenues	$122.8	$100.2	$380.1	$320.4
Cost of sales (1)	$68.2	$64.3	$218.2	$197.6
Earnings from operations	$51.1	$31.1	$151.2	$113.4
Cash provided by operating activities	$70.0	$40.7	$201.3	$136.7
Capital expenditures (sustaining) (2)	$0.7	$5.9	$3.1	$9.5
Capital expenditures (growth) (2)	$1.5	$1.5	$5.8	$6.2
Capital expenditures (capitalized exploration) (2)	$0.9	$2.4	$5.9	$6.3
Mine-site free cash flow (2)	$66.9	$30.9	$186.5	$114.7
Cost of sales, including amortization per ounce of gold sold (1)	$1,398	$1,239	$1,332	$1,195
Total cash costs per ounce of gold sold (2)	$937	$898	$892	$861
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,002	$1,045	$954	$948
La Yaqui Grande Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	978,139	918,053	2,986,057	2,947,113
Total waste mined - open pit (6)	4,041,811	5,715,419	11,996,870	17,150,171
Total tonnes mined - open pit	5,019,950	6,633,472	14,982,927	20,097,284
Waste-to-ore ratio (operating)	4.13	5.00	4.02	5.00
Crushing and Heap Leach Operations
Tonnes of ore stacked	967,387	948,451	2,969,064	2,982,018
Average grade of gold processed (5)	1.36	1.50	1.38	1.52
Contained ounces stacked	42,302	45,722	131,720	146,196
Average recovery rate	90%	84%	98%	82%
Ore crushed per day (tonnes)	10,600	10,300	10,900	10,900
Mulatos Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	—	80,868	—	2,250,380
Total waste mined - open pit (6)	—	130,519	—	1,309,034
Total tonnes mined - open pit	—	211,387	—	3,559,415
Waste-to-ore ratio (operating)	—	1.61	—	0.58
Crushing and Heap Leach Operations
Tonnes of ore stacked	—	1,083,017	—	3,729,738
Average grade of gold processed (5)	—	1.55	—	1.17
Contained ounces stacked	—	53,923	—	140,375
Average recovery rate	—	29%	—	32%
Ore crushed per day (tonnes)	—	11,800	—	13,700
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share-based compensation expenses.
(4)Includes ore stockpiled during the quarter.
(5)Grams per tonne of gold ("g/t Au").
(6)Total waste mined includes operating waste and capitalized stripping.

16 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Mulatos District Operational Review
The Mulatos District produced 50,500 ounces in the third quarter, 6% lower than the prior year period, reflecting the completion of mining in the main Mulatos pit in July 2023. For the first nine months of the year, the Mulatos District produced 166,100 ounces. Reflecting the strong outperformance of La Yaqui Grande during the first half of the year, Mulatos District production guidance was increased by 15% in September to between 185,000 and 195,000 ounces.
La Yaqui Grande produced 37,900 ounces in the third quarter, 1% lower than the prior year period due to lower grades, as planned. Grades stacked averaged 1.36 g/t Au for the third quarter, consistent with annual guidance. Grades are expected to decrease towards the lower end of the annual guidance range of 0.90 to 1.50 g/t Au in the fourth quarter. Stacking rates of 10,600 tpd were slightly above annual guidance and expected to decrease to average 10,000 tpd in the fourth quarter. Reflecting lower grades and stacking rates, gold production is expected to decrease in the fourth quarter to be consistent with annual guidance.
Mulatos commenced residual leaching in December 2023 and produced 12,600 ounces in the third quarter and 36,400 ounces year to date.
Mulatos District Financial Review
Revenues of $122.8 million in the third quarter and $380.1 million for the first nine months of the year were 23% and 19%, respectively, higher than the prior year periods, reflecting the higher realized gold price partially offset by lower ounces sold.
Cost of sales of $68.2 million in the third quarter and $218.2 million for the first nine months of the year were 6% and 10% higher, respectively, than in the prior year period due to inflationary pressures and increased amortization expense, partially offset by lower ounces sold.
Total cash costs of $937 per ounce in the third quarter were higher than the prior year period due to ongoing inflationary pressures; however, have remained in line with guidance. Mine-site AISC of $1,002 per ounce in the third quarter was 4% lower than the prior year period due a reduction in capital spending. For the first nine months of the year, total cash costs of $892 per ounce and mine-site AISC of $954 per ounce were below annual guidance. Both metrics are expected to increase in the fourth quarter due to planned lower grades and stacking rates to bring costs in line with guidance.
Capital expenditures totaled $3.1 million in the third quarter, including sustaining capital of $0.7 million, and $0.9 million of capitalized exploration focused on drilling at PDA. For the first nine months of 2024, capital spending totaled $14.8 million, including $5.9 million of capitalized exploration.
The Mulatos District generated mine-site free cash flow of $66.9 million for the third quarter and $186.5 million throughout the first nine months of the year, 117% and 63%, respectively, higher than the prior year comparative periods. The strong free cash flow generation was net of $14.3 million of cash tax payments in the third quarter and $74.8 million in the first nine months of the year. The Company expects similar cash tax payments in the fourth quarter of approximately $15 million. Given the strong profitability of the operation in 2024, with $186.5 million in free cash flow generated year to date, the Company expects to make significant cash tax payments in Mexico in 2025, similar to 2024.

17 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Third Quarter 2024 Development Activities
Island Gold District (Ontario, Canada)
Phase 3+ Expansion
In 2022, the Company released the Phase 3+ Expansion Study (“P3+ Study”) conducted on its Island Gold mine. The Phase 3+ Expansion to 2,400 tpd from the current rate of 1,200 tpd will involve various infrastructure investments. These include the installation of a shaft, paste plant, as well as accelerated development to support the higher mining rates. Following the completion of the expansion in 2026, the operation will transition from trucking ore and waste up the ramp to skipping ore and waste to surface through the new shaft infrastructure, driving production higher and costs significantly lower.
On September 4, 2024, the Company announced an update to the initial capital estimate for the Phase 3+ Expansion, reflecting inflation and scope changes since the P3+ Study was completed in the first half of 2022, as well as synergies from the acquisition of Magino. Initial capital for the Phase 3+ Expansion was increased by approximately $40 million to $796 million, a 5% increase from the initial capital estimate provided in the first half of 2022. As of September 30, 2024, 62% of the total initial capital has been spent and committed on the project.
The increase was driven by ongoing inflationary pressures since 2022, and scope changes to the project, partially offset by synergies from the Magino acquisition, and the weaker Canadian dollar. The key changes within the updated capital estimate are as follows:
•Magino mill expansion: $40 million increase for the expansion of the Magino mill to 12,400 tpd by 2026
•Inflation: $90 million increase in capital driven by more than two years of labour and material inflation representing a 12% increase on the total capital spend between 2022 and 2026. Since the P3+ Study was completed in the first half of 2022, company-wide inflation has averaged 5% per year
•Scope changes: $30 million increase reflecting the following changes to the project:
◦Relocation of crushing facility from surface to underground. This will further optimize the flow of ore handling from the underground to the mill, and reduce required maintenance of the hoisting plant
◦Construction of a larger and modern administrative building at the shaft site
◦Construction of a new haul road from the underground portal at Island Gold to the Magino mill, allowing ore to be transported to the larger Magino mill for processing starting early 2025
•Synergies: $90 million decrease in capital with the mill expansion at Island Gold no longer required
•Weaker Canadian dollar: $30 million decrease in capital based on updated USD/CAD assumption of $0.75:1 to reflect more current exchanges rates. The initial capital estimate prepared in 2022 was based on a USD/CAD exchange rate of $0.78:1
During the third quarter of 2024, the Company spent $51.1 million on the Phase 3+ Expansion and capital development. Progress on the Phase 3+ Expansion during the third quarter is summarized as follows:
•Shaft sinking advanced to a depth of 700 m by the end of the third quarter
•Headframe bin house foundation completed with erection of bin house underway
•Paste plant detailed engineering and earthworks completed; foundations more than 50% complete
•Commenced construction of the haul road from Island Gold to the Magino mill
•Advanced detailed engineering for the Magino mill expansion
•Advanced lateral development to support higher mining rates with the Phase 3+ Expansion
The Phase 3+ Expansion remains on schedule to be completed in the first half of 2026.
18 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

(in US$M) Growth capital (including indirects and contingency)	P3+ Estimate Sept 2024[1]	Spent to date[1,2]	Committed to date[1]	% of Spent & Committed
Shaft & Shaft Surface Complex	297	193	44	80%
Mill Expansion (including Magino mill) [4]	54	14	1	28%
Paste Plant	55	12	—	22%
Power Upgrade	35	16	6	63%
Effluent Treatment Plant	19	—	—	—
General Indirect Costs	80	48	16	80%
Contingency[3]	18	—	—	—
Total Growth Capital	$558	$283	$67	63%

Underground Equipment, Infrastructure & Accelerated Development	238	142	—	60%
Total Growth Capital (including Accelerated Spend)	$796	$425	$67	62%
1.Phase 3+ 2400 Study is as of January 2022. A capital estimate update was released in September 2024 following completion of the acquisition of the Magino mine and the capital estimates disclosed reflect those updated capital estimates, based on USD/CAD exchange $0.75:1. Spent to date based on average USD/CAD of $0.75:1 since the start of 2022. Committed to date based on the spot USD/CAD rate as at September 30, 2024 of $0.74:1.
2.Amount spent to date accounted for on an accrual basis, including working capital movements.
3.Contingency has been allocated to the various areas.
4.No further capital is expected to be incurred on the Island Gold mill expansion with the acquisition of Argonaut.
Island Gold District - October 2024

19 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Lynn Lake (Manitoba, Canada)
On August 2, 2023, the Company reported the results of an updated Feasibility Study ("2023 Study") conducted on the project which replaces the previous Feasibility Study completed in 2017 ("2017 Study"). The 2023 Study incorporates a 44% larger Mineral Reserve and 14% increase in milling rates to 8,000 tpd supporting a larger, longer-life, low-cost operation. The 2023 Study was updated to reflect the current costing environment, as well as a significant amount of additional engineering, on-site geotechnical investigation work, and requirements outlined during the permitting process with the EIS granted in March 2023. Highlights of the study include:
•average annual gold production of 207,000 ounces over the first five years and 176,000 ounces over the initial 10 years
•low-cost profile: average mine-site all-in sustaining costs of $699 per ounce over the first 10-years and $814 per ounce over the life of mine
•44% larger Mineral Reserve totaling 2.3 million ounces grading 1.52 g/t Au (47.6 million tonnes ("mt"))
•17-year mine life, life of mine production of 2.2 million ounces
•After-tax NPV (5%) of $428 million (base case gold price assumption of $1,675 per ounce and USD/CAD foreign exchange rate of $0.75:1); after-tax IRR of 17%
•After-tax NPV (5%) of $670 million, and an after-tax IRR of 22%, at gold prices of approximately $1,950 per ounce
•Payback of less than four years at the base case gold price of $1,675 per ounce and less than three years at $1,950 per ounce
Development spending (excluding exploration) was $5.7 million in the third quarter of 2024, primarily on detailed engineering, which is 87% complete. The focus in 2024 is on further de-risking and advancing the project ahead of an anticipated construction decision in 2025. This includes completion of detailed engineering, and commencement of early works.
PDA
On September 4, 2024, the Company reported the results of the development plan for the PDA project located within the Mulatos District. PDA is a higher-grade underground deposit adjacent to the Mulatos open pit. Given PDA’s attractive economics and proximity to the existing Mulatos infrastructure, the Company anticipates starting development of PDA in 2025 with first production expected mid-2027. The project is expected to nearly triple the mine life of the Mulatos District, extending production into 2035.
PDA Project Highlights
•Average annual gold production of 127,000 ounces over the first four years and 104,000 ounces over the current mine life, based on Mineral Reserves as at December 31, 2023
•Low cost profile: total cash costs of $921 per payable ounce and mine-site all-in sustaining costs of $1,003 per payable ounce, consistent with the Company’s overall low cost structure
•Mine life tripled to 2035: PDA mine life of eight years based on current Mineral Reserves, extending the Mulatos District mine life from 2027 to 2035
•High-return project with significant upside potential
◦After-tax IRR of 46% and after-tax NPV (5%) of $269 million (using base case gold price assumption of $1,950 per ounce and a MXN/USD foreign exchange rate of 18:1)
20 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
◦After-tax IRR of 73% and after-tax NPV (5%) of $492 million at a gold price of $2,500 per ounce and a MXN/USD foreign exchange rate of 18:1
◦Payback of two years at the base case gold price of $1,950 per ounce and 1.5 years at $2,500 per ounce
•Low initial capital to be internally funded by strong ongoing free cash flow generation at the Mulatos District
◦Initial capital of $165 million to be spent over a two-year period starting mid-2025. Life of mine capital is expected to total $231 million including $66 million of sustaining capital
◦Low initial capital intensity of $195 per ounce produced, or $273 per ounce based on total life of mine capital
◦PDA will benefit from the use of existing crushing infrastructure from Cerro Pelon and mill infrastructure from Island Gold, supporting lower initial capital and project execution risk
◦La Yaqui Grande is expected to finance the development of PDA at base case gold prices of $1,950 per ounce, following which PDA is expected to generate strong free cash flow. Through the first nine months of 2024, the Mulatos District generated $186.5 million of mine-site free cash flow
•Lower execution risk with PDA located within existing operation
◦Experienced team in Mexico with strong track record of building projects on schedule and within budget including La Yaqui Phase I, Cerro Pelon and La Yaqui Grande
◦PDA will represent the second underground mine developed and operated in the Mulatos District following San Carlos
◦Lower development and permitting risk with PDA located within the existing operating footprint in the Mulatos District and utilizing existing infrastructure
•Significant exploration upside at PDA and Cerro Pelon
◦Higher-grade mineralization continues to be extended beyond existing Mineral Reserves and Resources at PDA and the deposit remains open in multiple directions, highlighting the potential for further growth
◦Higher-grade mineralization intersected below the past producing Cerro Pelon open pit which is expected to support an initial underground Mineral Resource with the year-end Mineral Reserve and Resource update to be released in February 2025. Cerro Pelon represents upside as a potential source of additional feed to the PDA sulphide mill that could extend the higher rates of production beyond the first four years of the current mine plan
Kirazlı (Çanakkale, Türkiye)
On October 14, 2019, the Company suspended all construction activities on its Kirazlı project following the Turkish government's failure to grant a routine renewal of the Company’s mining licenses, despite the Company having met all legal and regulatory requirements for their renewal. In October 2020, the Turkish government refused the renewal of the Company’s Forestry Permit. The Company had been granted approval of all permits required to construct Kirazlı including the Environmental Impact Assessment approval, Forestry Permit, and GSM (Business Opening and Operation) permit, and certain key permits for the nearby Ağı Dağı and Çamyurt Gold Mines. These permits were granted by the Turkish government after the project earned the support of the local communities and passed an extensive multi-year environmental review and community consultation process.
On April 20, 2021, the Company announced that its Netherlands wholly-owned subsidiaries Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V. (the “Subsidiaries”) would be filing an investment treaty claim against the Republic of Türkiye for expropriation and unfair and inequitable treatment. The claim was filed under the Netherlands-Türkiye Bilateral Investment Treaty (the “Treaty”). Alamos Gold Holdings Coöperatief U.A. and Alamos
21 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Gold Holdings B.V. had their claim against the Republic of Türkiye registered on June 7, 2021 with the International Centre for Settlement of Investment Disputes (World Bank Group).
Bilateral investment treaties are agreements between countries to assist with the protection of investments. The Treaty establishes legal protections for investment between Türkiye and the Netherlands. The Subsidiaries directly own and control the Company’s Turkish assets. The Subsidiaries invoking their rights pursuant to the Treaty does not mean that they relinquish their rights to the Turkish project, or otherwise cease the Turkish operations. The Company will continue to work towards a constructive resolution with the Republic of Türkiye.
The Company incurred $1.7 million in the third quarter of 2024 related to ongoing care and maintenance and arbitration costs to progress the Treaty claim, which was expensed.
Third Quarter 2024 Exploration Activities
Island Gold (Ontario, Canada)
The 2024 near mine exploration program continues to focus on defining new Mineral Reserves and Resources in proximity to existing production horizons and underground infrastructure through both underground and surface exploration drilling.
As previously announced, the 2023 exploration program was successful with high-grade Mineral Reserves and Resources added across all categories to now total 6.1 million ounces, a 16% increase from the end of 2022. The majority of these high-grade Mineral Reserve and Resource additions were in proximity to existing production horizons and infrastructure. This included additions within the main Island Gold structure as well as within the hanging wall and footwall. Given their proximity to existing infrastructure, these ounces are expected to be low cost to develop and could be incorporated into the mine plan and mined within the next several years, further increasing the value of the operation.
A total of $19 million has been budgeted for exploration at Island Gold in 2024, up from $14 million in 2023, with both a larger near mine and regional exploration program. This includes 41,000 m of underground exploration drilling, 12,500 m of near-mine surface exploration drilling, and 10,000 m of surface regional exploration drilling. In addition to the exploration budget, 32,000 m of underground delineation drilling has been planned and included in sustaining capital for Island Gold which will be focused on the conversion of the large Mineral Resource base to Mineral Reserves.
The 2024 regional exploration program is following up on high-grade mineralization intersected at the Pine-Breccia targets, located four kilometres ("km") from the Island Gold mine. Drilling will also be completed in proximity to the past-producing Cline and Edwards mines (seven km from the Island Gold mine), as well as at the Island Gold North Shear target. Additionally, a comprehensive data compilation project is underway across the 40,000-hectare Manitou land package that was acquired in 2023 in support of future exploration targeting.
As announced on July 23, 2024, the Company provided a comprehensive update on its continued exploration success at Island Gold during the first half of 2024. Exploration drilling continues to extend high-grade gold mineralization across the Island Gold Deposit, as well as within several hanging wall and footwall structures. Delineation and definition drilling has defined wide, higher-grade zones within the Island East area. The success on both fronts is expected to drive further growth in high-grade Mineral Reserves and Resources with the 2024 year end update.
Additionally, high-grade mineralization was intersected in the North Shear and the Webb Lake stock area, highlighting a longer-term, near-mine opportunity as a potential source of additional mill feed for the expanded Magino milling complex.
During the third quarter, 10,464 m of underground exploration drilling was completed in 45 holes, and 3,607 m of surface drilling was completed in seven holes. Additionally, a total of 10,815 m of underground delineation drilling was completed in 42 holes, focused on in-fill drilling to convert Mineral Resources to Mineral Reserves. A total of 60 m of underground exploration drift development was also completed during the third quarter. Year-to-date, 38,467 m
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TRADING SYMBOL: TSX:AGI NYSE:AGI
of underground exploration drilling has been completed in 156 holes, and 9,489 m of surface drilling has been completed in 14 holes. A total of 31,700 m of underground delineation drilling has been completed in 133 holes. A total of 306 m of underground exploration drift development was also completed in the first nine months of the year.
In September, a two-drill surface program commenced at Magino focused on Mineral Resource conversion and Resource growth with 2,742 m completed in seven holes. Approximately 17,000 m of drilling is expected to be completed as part of the Magino drill program by the end of the year.
The regional exploration drilling program continued in the third quarter, with 2,828 m of drilling completed in seven holes at Cline and Edwards, bringing the year-to-date regional drilling to 7,823 m across 22 holes.
Total exploration expenditures during the third quarter of 2024 were $5.1 million, of which $3.8 million was capitalized. In the first nine months of 2024, the Company incurred exploration expenditures of $14.7 million of which $10.7 million was capitalized.
Young-Davidson (Ontario, Canada)
A total of $12 million has been budgeted for exploration at Young-Davidson in 2024, up from $8 million spent in 2023. This includes 21,600 m of underground exploration drilling, and 1,070 m of underground exploration development to extend drill platforms on multiple levels. The majority of the underground exploration drilling program will be focused on extending mineralization within the Young-Davidson syenite, which hosts the majority of Mineral Reserves and Resources. Drilling is also testing the hanging wall and footwall of the deposit where higher grades have been intersected.
As announced in the May 14, 2024 press release, underground exploration drilling from the mid-mine intersected a new style of higher-grade gold mineralization in zones within the hanging wall of the Young-Davidson deposit. These zones are located between 10 and up to 200 m south of existing infrastructure and Mineral Reserves and Resources, highlighting the upside potential with grades intersected well above the current Mineral Reserve grade of 2.31 g/t of gold.
The regional program has been expanded with 7,000 m of surface drilling planned in 2024, up from 5,000 m in 2023. The focus will be on testing multiple near-surface targets across the 5,900 hectare Young-Davidson Property that could potentially provide supplemental mill feed.
During the third quarter, two underground exploration drills completed 6,133 m of diamond drilling in 13 holes targeting syenite-hosted mineralization as well as continuing to test for high-grade gold mineralization in the hanging wall sediments. Year to date, 19,919 m of underground exploration drilling has been completed in 46 holes.
No regional surface drilling was completed in the third quarter. Year-to-date, 3,454 m of surface regional exploration drilling was completed in 11 holes.
Total exploration expenditures during the third quarter of 2024 were $2.3 million, of which $1.5 million was capitalized. In the first nine months of 2024, the Company incurred exploration expenditures of $6.0 million of which $3.9 million was capitalized.
Mulatos District (Sonora, Mexico)
A total of $19 million has been budgeted at Mulatos for exploration in 2024, similar to spending in 2023. The near-mine and regional drilling program is expected to total 55,000 m. This includes 27,000 m of surface exploration drilling at PDA and the surrounding area. This drilling will follow up on another successful year of exploration at PDA in 2023, with Mineral Reserves increasing 33% to 1.0 million ounces (5.4 mt grading 5.61 g/t Au) and grades also increasing 16%. This growth in higher-grade Mineral Reserves was incorporated into the PDA development plan released in September 2024.
23 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
On September 4, 2024, the Company reported new results from ongoing surface exploration drilling within the Mulatos District focused on defining higher-grade mineralization at PDA and Cerro Pelon. Drilling at Cerro Pelon is following up on wide, high-grade underground oxide and sulphide intersections previously drilled below the Cerro Pelon open pit. The 2024 drill program has successfully expanded high-grade mineralization beyond the historical drilling in multiple oxide and sulphide zones. Additionally, surface drilling has extended higher-grade mineralization across multiple zones within the PDA area. Ongoing exploration success is expected to support further growth in Mineral Reserves and Resources at PDA, and an initial underground Mineral Resource at Cerro Pelon with the year-end update expected to be released in February 2025.
Cerro Pelon exploration highlights (previously released): step-out drilling below the previously mined oxide deposit has identified significant high-grade feeder structures that range in size from 45 to 125 m in width, and up to 170 m vertically. The top portion of the mineralized zones contain oxide mineralization including the historical intercept of 15.35 g/t Au (14.04 g/t cut) over 25.04 m true width (15PEL012) drilled in 2015. Cerro Pelon is located nine kilometres by road from the planned PDA mill and represents a potential source of additional high-grade mill feed. Previously released highlights include1 :
•5.45 g/t Au over 27.90 m, including 31.07 g/t Au over 1.25 m (24PEL048);
•12.47 g/t Au (9.41 g/t cut) over 6.46 m, including 58.10 g/t Au (40.00 g/t cut) over 1.09 m (24PEL048);
•4.79 g/t Au over 15.82 m (24PEL071);
•4.46 g/t Au over 15.40 m (24PEL051);
•5.64 g/t Au over 12.16 m (24PEL059);
•5.77 g/t Au over 9.81 m (24PEL067); and
•4.01 g/t Au over 13.85 m (24PEL054).
PDA exploration highlights: additional high-grade gold mineralization extended beyond Mineral Reserves and Resources within the GAP-Victor, PDA3 and PDA Extension zones. Previously released highlights include1:
GAP-Victor Zone
•5.43 g/t Au over 18.05 m (23MUL278);
•23.60 g/t Au over 3.00 m (24MUL302);
•27.62 g/t Au (23.06 g/t cut) over 2.25 m (24MUL332);
•12.28 g/t Au over 4.95 m (24MUL363); and
•5.77 g/t Au over 8.65 m (24MUL304).
PDA3 Zone
•3.03 g/t Au over 28.40m (24MUL347); and
•6.63 g/t Au over 5.50 m (24MUL365).
PDA Extension Zone
•36.20 g/t Au over 0.90 m (24MUL341);
•3.51 g/t Au over 5.05 m (24MUL315); and
•4.16 g/t Au over 4.20 m (24MUL283).
1All reported composite widths are estimated true width of the mineralized zones. Drillhole composite gold grades reported as “cut” at PDA and Cerro Pelon include higher grade samples which have been cut to 40 g/t Au

During the third quarter, exploration activities continued at PDA and the near-mine area with 3,020 m of drilling completed in ten holes. Drilling was focused on infill drilling the GAP-Victor portion of the Mineral Resource.
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TRADING SYMBOL: TSX:AGI NYSE:AGI
Drilling also restarted late in the third quarter at Cerro Pelon evaluating the high-grade sulphide potential to the north of the historical open pit with a total of 370 m completed in three holes. West of the pit area, 4,050 m in 11 holes were drilled targeting sulphide mineralization.
At Refugio, 1,150 m was drilled in four holes to test the broader Capulin area for additional mineralization based on surface mapping and interpretation. An additional 1,950 m was drilled in four holes at the Baijos target, four kilometres north of La Yaqui Grande.
For the first nine months of 2024, 39,439 m of near-mine drilling was completed in 139 holes, and 15,012 m of surface regional drilling was completed in 43 holes.
Total exploration expenditures during the third quarter of 2024 were $4.4 million, of which $0.9 million was capitalized. In the first nine months of 2024, the Company incurred exploration expenditures of $16.6 million of which $5.9 million was capitalized.
Lynn Lake (Manitoba, Canada)
A total of $9 million has been budgeted for exploration at the Lynn Lake project in 2024, up from $5 million in 2023. This includes 15,500 m of drilling focused on the conversion of Mineral Resources to Mineral Reserves at the Burnt Timber and Linkwood deposits, and to evaluate the potential for Mineral Resources at Maynard, an advanced stage greenfield target.
Burnt Timber and Linkwood contain Inferred Mineral Resources totaling 1.6 million ounces grading 1.1 g/t Au (44 million tonnes) as of December 31, 2023. The Company sees excellent potential for this to be converted into a smaller, higher quality Mineral Reserve which could be incorporated into the Lynn Lake Gold Project given its proximity to the planned mill. A study incorporating these deposits into the Lynn Lake project is expected to be completed in the fourth quarter of 2024, and represents potential production and economic upside to the 2023 Feasibility Study.
The 2024 drill program was completed in the first half of 2024 with 16,134 m of drilling completed in 87 holes at Lynn Lake. During the third quarter all assay results were returned with Mineral Resource model updates in progress and will be completed in the fourth quarter. The surface infill drill programs at Linkwood (11,728 m) and Burnt Timber (1,439 m) were successful in intersecting and infilling gold mineralization within the proposed Mineral Resource and Reserve pits. The Maynard (2,967 m) drill program was successful in extending mineralization from the 2023 results and intersecting gold mineralization in previous gaps in drilling.
In the third quarter, regional exploration activities were focused on mapping and IP survey at the Tulune target.
Exploration spending totaled $1.4 million in the third quarter and $6.2 million for the first nine months of the year, all of which was capitalized.
Qiqavik (Quebec, Canada)
On April 3, 2024, the Company completed the acquisition of Orford Mining, acquiring a 100% interest in the Qiqavik gold project. Qiqavik is a camp scale property covering 438 square kilometres in the Cape Smith Greenstone Belt ("CSGB") in Nunavik, Quebec. The Qiqavik Property covers 40 kilometres of strike along the Qiqavik Break, a major crustal-scale structure controlling gold mineralization within the belt. Early-stage exploration completed to date indicates that high-grade gold occurrences are controlled by structural splays off the Qiqavik Break.
Exploration activities in the third quarter were focused on evaluating high-priority target areas to define drill targets for 2025. Activities included detailed geological mapping, prospecting, till sampling, and Quaternary field investigations to determine glacial dispersal direction and transport distances. In addition, a 500 km2 high-resolution Lidar survey with photo imagery, and a 25 m line-spacing drone magnetic survey was flown over four prospective areas. The results of the 2024 program will be used to plan a drill program on the project in 2025.
Exploration spending totaled $2.5 million in the third quarter and $2.9 million for the first nine months of the year, all of which was expensed.
25 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Review of Third Quarter Financial Results
During the third quarter of 2024, the Company sold 145,204 ounces of gold for record operating revenues of $360.9 million, representing a 41% increase from the prior year period. The increase was due to higher realized gold prices, and higher sales volumes due to the inclusion of ounces from Magino from the date of acquisition.
The average realized gold price in the third quarter was $2,458 per ounce, 27% higher than the prior year period, and $17 per ounce less the London PM Fix price. The Company's realized gold price in the third quarter was slightly impacted by hedges entered into earlier in the year.
Cost of sales (which includes mining and processing costs, royalties, and amortization expense) were $204.0 million in the third quarter, 29% higher than the prior year period, primarily due to higher cost ounces from Magino with the operation undergoing downtime to implement a number of improvements to the mill. Excluding costs incurred at Magino, cost of sales was $165.5 million which was 5% higher than the prior year period, reflecting inflation. Key drivers of changes to cost of sales as compared to the prior year period were as follows:
Mining and processing costs were $142.8 million, 32% higher than the prior year period. Excluding costs incurred at Magino, mining and processing costs were $113.3 million, 5% higher than the prior year period. The increase was driven by inflationary pressures on input costs, primarily labour. Costs in the prior year period were also lower due to the inclusion of silver sales as an offset to mining and processing costs, whereas they were included in revenue in the current year.
Total cash costs of $984 per ounce and AISC of $1,425 per ounce were higher than the prior year period driven by the inclusion of the higher cost Magino ounces. Excluding Magino, total cash costs and AISC for the third quarter would have been $118 and $184 per ounce lower, respectively. Additionally, AISC was impacted by higher share-based compensation driven by an increase in the Company's share price during the quarter.
Royalty expense was $3.5 million in the third quarter, higher than the prior year period of $2.5 million, due to the higher average realized gold price.
Amortization of $57.7 million in the third quarter was higher than the prior year period due to the higher number of ounces sold and the inclusion of amortization from the Magino mine in the current period. On a per ounce basis, amortization of $397 per ounce was higher than the prior year period due to the higher depletion base of the leased assets inherited from Magino.
There was a reversal of impairment losses for mineral properties, plant and equipment recorded during the third quarter of 2024, related to the Young-Davidson mine, driven by an increase in long-term gold price assumptions and consistent with the assumptions utilized by the Company in its valuation of Argonaut. The recoverable amount was determined to be greater than the carrying amount which resulted in an impairment reversal of $57.1 million ($38.6 million, net of tax), which was recorded to mineral property, plant and equipment and an intangible asset.
The Company recognized earnings from operations of $183.3 million in the third quarter, 122% higher than the prior year period, driven by record revenues and a reversal of the impairment of $57.1 million.
As at September 30, 2024, the Company held forward contracts that were acquired as part of the acquisition of Argonaut. These contracts, totaling 100,000 ounces in 2026 and 50,000 ounces in 2027, ensure an average forward price of $1,821 per ounce, and mature monthly throughout 2026 and 2027. As well, the Company held option contracts totaling 18,750 ounces maturing through the remainder of 2024, to ensure a minimum average realized gold price of $1,942 per ounce and a maximum average realized gold price of $2,381 per ounce. The Company recognized unrealized losses on the gold option and forward contracts of $28.2 million, compared to an unrealized gain of $0.6 million in the prior year period.
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TRADING SYMBOL: TSX:AGI NYSE:AGI
The Company reported net earnings of $84.5 million in the third quarter, compared to $39.4 million in the prior year period. Included in net earnings was a reversal of impairment of $38.6 million, net of tax, related to Young-Davidson, partially offset by $28.2 million of unrealized losses on commodity hedge derivatives. Adjusted earnings (1) were $78.1 million, or $0.19 per share, which included adjustments for the reversal of impairment, net of tax, and unrealized losses on commodity hedge derivatives, net of tax. In addition, adjusted earnings reflects unrealized net foreign exchange losses recorded within deferred taxes and foreign exchange of $1.8 million and other adjustments totaling $9.2 million.
(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
Associated Documents
This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three-month period ended September 30, 2024 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).
Reminder of Third Quarter 2024 Results Conference Call
The Company's senior management will host a conference call on Thursday, November 7, 2024 at 11:00 am ET to discuss the results. Participants may join the conference call via webcast or through the following dial-in numbers:
Toronto and International:                (416) 406-0743
Toll free (Canada and the United States):         (800) 898-3989
Participant passcode:                    7495836#
Webcast:                         www.alamosgold.com
A playback will be available until December 7, 2024 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The passcode is 8101878#. The webcast will be archived at www.alamosgold.com.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Senior Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release.
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Young-Davidson mine and Island Gold District in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.
FOR FURTHER INFORMATION, PLEASE CONTACT:
27 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Scott K. Parsons
Senior Vice-President, Corporate Development & Investor Relations
(416) 368-9932 x 5439

Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

28 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Cautionary Note Regarding Forward-Looking Statements
This press release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements and are based on expectations, estimates and projects as at the date of this press release. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, "believe", "anticipate", "intend", "objective", "estimate", “potential”, "forecast", "budget", “target”, "goal", “on track”, "on pace", “outlook”, “continue”, “ongoing”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.
Such statements include, but may not be limited to, guidance and expectations pertaining to: gold production, production potential, gold grades, gold prices, foreign exchange rates, free cash flow, total cash costs, all-in sustaining costs, mine-site all-in sustaining costs, capital expenditures, total sustaining and growth capital, capitalized exploration, future fluctuations in the Company’s effective tax rate and other statements related to the payment of taxes; expected impacts of inflation; achieving annual guidance; the expectation that the integration of the Island Gold mine with the Magino mine will create one of the largest and lowest cost gold mines in Canada, unlock significant value with pre-tax synergies, result in capital savings, operating savings and synergies and de-risking of the Phase 3+ Expansion project at Island Gold, increase Company-wide gold production and longer term production potential and create opportunities for further expansions of the combined Island Gold and Magino operations; expectation that Island Gold ore will be processed at the Magino mill commencing in 2025; increases to production, value of operation and decreases to costs resulting from intended completion of the Phase 3+ Expansion at Island Gold; intended infrastructure investments in, method of funding for, and timing of the completion of, the Phase 3+ Expansion; timing of construction decision for the Lynn Lake project; timing of completion of an additional study incorporating Burnt Timber and Linkwood into the Lynn Lake project and potential production and economic upside; the expectation that the Lynn Lake project will be an attractive, low-cost long-life growth project in Canada with significant exploration upside; expenditures on the development of the Lynn Lake project; exploration potential, budgets, focuses, programs, targets and projected exploration results; returns to stakeholders; potential for further growth from PDA and anticipated timing of development of and production from PDA; mine life, including an anticipated mine life extension at Mulatos; Mineral Reserve life; Mineral Reserve and Resource grades; reserve and resource estimates; mining and milling rates; the Company’s approach to reduction of its environmental footprint, community relations and governance; as well as other general information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future plans and performance.
Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.
Risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to illnesses, diseases, epidemics and pandemics, the impact of any illness, disease, epidemic or pandemic on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Türkiye; the duration of any regulatory responses to any illness, disease, epidemic or pandemic; government and the Company’s attempts to reduce the spread of any illness, disease, epidemic or pandemic which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly the Canadian Dollar, Mexican peso, U.S. dollar and Turkish lira); the impact of inflation; changes in the Company's credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings (including but not limited to the investment treaty claim announced on April 20, 2021 against the Republic of Türkiye by the Company’s wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V., the application for judicial review of the positive Decision Statement issued by the Department of Environment and Climate Change Canada commenced by the Mathias Colomb Cree Nation (MCCN) in respect of the Lynn Lake project and the MCCN’s corresponding internal appeal of the Environment Act Licenses issued by the Province of Manitoba for the project) and any resulting court or arbitral decision(s); disruptions affecting operations; risks associated with the startup of new mines; availability of and increased
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TRADING SYMBOL: TSX:AGI NYSE:AGI
costs associated with mining inputs and labour; delays with the Phase 3+ expansion project at the Island Gold mine; court or other administrative decisions impacting the Company’s approved Environmental Impact Study and/or issued project permits, construction decisions and any development of the Lynn Lake project; delays in the development or updating of mine plans; changes with respect to the intended method of accessing and mining the deposit at PDA and changes related to the intended method of processing any ore from the deposit of PDA; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation, controls or regulations in Canada, Mexico, Türkiye, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. The litigation against the Republic of Türkiye, described above, results from the actions of the Turkish government in respect of the Company’s projects in the Republic of Türkiye. Such litigation is a mitigation effort and may not be effective or successful. If unsuccessful, the Company’s projects in Türkiye may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Türkiye and its ability to operate in Türkiye. Even if the litigation is successful, there is no certainty as to the quantum of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Türkiye, or even retaining control of its assets and gold mining projects in Türkiye can only result from agreement with the Turkish government. The investment treaty claim described in this press release may have an impact on foreign direct investment in the Republic of Türkiye which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation of the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Türkiye, and which may have a negative effect on overall anticipated project values.
Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release are set out in the Company's latest 40-F/Annual Information Form under the heading “Risk Factors”, which is available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this press release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
Measured, Indicated and Inferred Resources: All resource and reserve estimates included in this press release or documents referenced in this press release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves.
30 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.
International Financial Reporting Standards: The condensed interim consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:
•adjusted net earnings and adjusted earnings per share;
•cash flow from operating activities before changes in working capital and taxes received;
•company-wide free cash flow;
•total mine-site free cash flow;
•mine-site free cash flow;
•total cash cost per ounce of gold sold;
•AISC per ounce of gold sold;
•Mine-site AISC per ounce of gold sold;
•sustaining and non-sustaining capital expenditures; and
•adjusted earnings before interest, taxes, depreciation, and amortization ("Adjusted EBITDA")
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings (loss):
•Foreign exchange gains or losses
•Items included in other loss
•Unrealized loss (gain) on commodity derivatives
•Impairment and reversals of impairment
•Certain non-recurring items
•Foreign exchange loss (gain) recorded in deferred tax expense
•The income and mining tax impact of items included in other loss
31 | Alamos Gold Inc

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; loss on disposal of assets; Turkish Projects care and maintenance and arbitration costs; and transaction and integration costs associated with the Argonaut acquisition. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Net earnings	$84.5	$39.4	$196.7	$162.9
Adjustments:
Foreign exchange gain	(2.0)	(0.5)	(1.4)	(1.6)
Reversal of impairment, net of tax	(38.6)	—	(38.6)	—
Unrealized loss on commodity derivatives, net of tax	21.2	(0.6)	22.6	(1.1)
Other loss	9.7	4.9	23.6	3.7
Unrealized foreign exchange loss (gain) recorded in deferred tax expense	3.8	12.4	23.5	(4.0)
Other income and mining tax adjustments	(0.5)	(1.1)	(0.7)	(0.7)
Adjusted net earnings	$78.1	$54.5	$225.7	$159.2
Adjusted earnings per share - basic	$0.19	$0.14	$0.56	$0.40
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Cash flow from operating activities	$165.5	$112.5	$468.9	$348.6
Add: Changes in working capital and taxes paid	27.3	20.7	49.4	50.1
Cash flow from operating activities before changes in working capital and taxes paid	$192.8	$133.2	$518.3	$398.7
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures and for non-recurring costs arising from the Argonaut acquisition. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance
32 | Alamos Gold Inc

presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Cash flow from operating activities	$165.5	$112.5	$468.9	$348.6
Less: mineral property, plant and equipment expenditures	(106.8)	(75.2)	(278.9)	(239.2)
Add: Expenditures incurred by Argonaut Gold, but paid by Alamos post close of the transaction[1]	28.8	—	28.8	—
Company-wide free cash flow	$87.5	$37.3	$218.8	$109.4
(1)Relates to overdue payables at the Magino mine and transaction costs incurred by Argonaut Gold.

Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Consolidated Mine-Site Free Cash Flow	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
(in millions)
Cash flow from operating activities	$165.5	$112.5	$468.9	$348.6
Add: operating cash flow used by non-mine site activity	28.1	9.7	61.6	38.9
Cash flow from operating mine-sites	$193.6	$122.2	$530.5	$387.5

Mineral property, plant and equipment expenditure	$106.8	$75.2	$278.9	$239.2
Less: capital expenditures from development projects, and corporate	(7.0)	($5.6)	(17.5)	(14.8)

Capital expenditure and capital advances from mine-sites	$99.8	$69.6	$261.4	$224.4

Total mine-site free cash flow	$93.8	$52.6	$269.1	$163.1

Young-Davidson Mine-Site Free Cash Flow	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
(in millions)
Cash flow from operating activities	$61.5	$43.2	$155.4	$125.8
Mineral property, plant and equipment expenditure	(25.6)	(12.3)	(64.8)	(43.2)
Mine-site free cash flow	$35.9	$30.9	$90.6	$82.6

Island Gold Mine-Site Free Cash Flow	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
(in millions)
Cash flow from operating activities	$75.7	$38.3	$187.4	$125.0
Mineral property, plant and equipment expenditure	(62.6)	(47.5)	(173.3)	(159.2)
Mine-site free cash flow	$13.1	($9.2)	$14.1	($34.2)

33 | Alamos Gold Inc

Magino Mine-Site Free Cash Flow[1]	July 12 - September 30
2024
(in millions)
Cash flow from operating activities[2]	($13.6)
Mineral property, plant and equipment expenditure	(8.5)
Mine-site free cash flow	($22.1)
(1) The results for Magino are for Alamos’ ownership period from July 12, 2024 to September 30, 2024.
(2) Cash flow from operating activities for the period ending September 30, 2024 includes payment of overdue payables at Magino.

Mulatos District Free Cash Flow	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
(in millions)
Cash flow from operating activities	$70.0	$40.7	$201.3	$136.7
Mineral property, plant and equipment expenditure	(3.1)	(9.8)	(14.8)	(22.0)
Mine-site free cash flow	$66.9	$30.9	$186.5	$114.7
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. Non-sustaining capital expenditures are expenditures primarily incurred at development projects and costs related to major projects at existing operations, where the these projects will materially benefit the mine site. Capitalized exploration expenditures are expenditures that meet the IFRS definition for capitalization and are incurred to further expand the known Mineral Reserve and Resource at existing operations or development projects. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
34 | Alamos Gold Inc

Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
(in millions, except ounces and per ounce figures)
Mining and processing	$142.8	$108.3	$381.0	$323.9
Silver by-product credits	(3.4)	—	(9.4)	—
Royalties	3.5	2.5	9.1	7.5
Total cash costs	142.9	110.8	380.7	331.4
Gold ounces sold	145,204	132,668	418,976	397,253
Total cash costs per ounce	$984	$835	$909	$834

Total cash costs	$142.9	$110.8	$380.7	$331.4
Corporate and administrative (1)	8.2	6.3	23.5	20.0
Sustaining capital expenditures (2)	32.7	27.3	80.1	77.6
Sustaining finance leases	5.4	—	5.4	—
Share-based compensation	13.7	1.8	29.8	15.4
Sustaining exploration	1.4	0.7	3.2	1.9
Accretion of decommissioning liabilities	2.6	1.8	6.6	5.1
Total all-in sustaining costs	$206.9	$148.7	$529.3	$451.4
Gold ounces sold	145,204	132,633	418,976	397,253
All-in sustaining costs per ounce	$1,425	$1,121	$1,263	$1,136
(1)Corporate and administrative expenses exclude expenses incurred at development properties.
(2)Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital expenditures for the period are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
(in millions)
Capital expenditures per cash flow statement	$106.8	$75.2	$278.9	$239.2
Less: non-sustaining capital expenditures at:
Young-Davidson	(9.8)	(1.5)	(29.7)	(8.1)
Island Gold	(54.9)	(36.9)	(139.9)	(126.2)
Magino(1)	—	—	—	—
Mulatos District	(2.4)	(3.9)	(11.7)	(12.5)
Corporate and other	(7.0)	(5.6)	(17.5)	(14.8)
Sustaining capital expenditures	$32.7	$27.3	$80.1	$77.6
(1) The results for Magino are for Alamos’ ownership period from July 12, 2024 to September 30, 2024

35 | Alamos Gold Inc

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
(in millions, except ounces and per ounce figures)
Mining and processing	$43.7	$41.4	$135.9	$123.4
Silver by-product credits	(0.9)	—	(2.2)	—
Royalties	1.6	1.3	4.4	3.9
Total cash costs	$44.4	$42.7	$138.1	$127.3
Gold ounces sold	42,966	45,498	127,833	134,744
Total cash costs per ounce	$1,033	$939	$1,080	$945

Total cash costs	$44.4	$42.7	$138.1	$127.3
Sustaining capital expenditures	15.8	10.8	35.1	35.1
Accretion of decommissioning liabilities	0.2	0.1	0.4	0.3
Total all-in sustaining costs	$60.4	$53.6	$173.6	$162.7
Gold ounces sold	42,966	45,498	127,833	134,744
Mine-site all-in sustaining costs per ounce	$1,406	$1,178	$1,358	$1,207

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
(in millions, except ounces and per ounce figures)
Mining and processing	$22.2	$20.8	$64.8	$59.9
Silver by-product credits	(0.2)	—	(0.6)	—
Royalties	0.9	0.7	2.4	1.9
Total cash costs	$22.9	$21.5	$66.6	$61.8
Gold ounces sold	38,679	35,255	112,575	97,165
Total cash costs per ounce	$592	$610	$592	$636

Total cash costs	$22.9	$21.5	$66.6	$61.8
Sustaining capital expenditures	7.7	10.6	33.4	33.0
Accretion of decommissioning liabilities	0.1	0.2	0.4	0.4
Total all-in sustaining costs	$30.7	$32.3	$100.4	$95.2
Gold ounces sold	38,679	35,255	112,575	97,165
Mine-site all-in sustaining costs per ounce	$794	$916	$892	$980

36 | Alamos Gold Inc

Magino Total Cash Costs and Mine-site AISC Reconciliation
July 12 - September 30
2024
(in millions, except ounces and per ounce figures)
Mining and processing	$29.5
Silver by-product credits	—
Royalties	0.4
Total cash costs	$29.9
Gold ounces sold	14,766
Total cash costs per ounce	$2,025

Total cash costs	$29.9
Sustaining capital expenditures	8.5
Sustaining finance leases	5.4
Sustaining exploration	0.3
Accretion of decommissioning liabilities	0.3
Total all-in sustaining costs	$44.4
Gold ounces sold	14,766
Mine-site all-in sustaining costs per ounce	$3,007
(1) The results for Magino are for Alamos’ ownership period from July 12, 2024 to September 30, 2024.

Mulatos District Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
(in millions, except ounces and per ounce figures)
Mining and processing	$47.4	$46.1	$150.8	$140.6
Silver by-product credits	(2.3)	—	(6.6)	—
Royalties	0.6	0.5	1.9	1.7
Total cash costs	$45.7	$46.6	$146.1	$142.3
Gold ounces sold	48,793	51,880	163,802	165,344
Total cash costs per ounce	$937	$898	$892	$861

Total cash costs	$45.7	$46.6	$146.1	$142.3
Sustaining capital expenditures	0.7	5.9	3.1	9.5
Sustaining exploration	0.7	0.2	1.7	0.5
Accretion of decommissioning liabilities	1.8	1.5	5.3	4.4
Total all-in sustaining costs	$48.9	$54.2	$156.2	$156.7
Gold ounces sold	48,793	51,880	163,802	165,344
Mine-site all-in sustaining costs per ounce	$1,002	$1,045	$954	$948

Adjusted EBITDA
Adjusted EBITDA represents net earnings before interest, taxes, depreciation, and amortization and removes the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period. The measure also removes the impact of non-cash items such as impairment loss charges or reversals, and realized and unrealized gains or losses on derivative financial instruments. Adjusted EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
Adjusted EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
37 | Alamos Gold Inc

The following is a reconciliation of adjusted EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Net earnings	$84.5	$39.4	$196.7	$162.9
Add back:
Reversal of impairment	(57.1)	—	(57.1)	—
Finance expense	6.2	0.6	6.2	2.7
Amortization	57.7	47.2	160.1	139.6
Unrealized losses on commodity derivatives	28.2	(0.6)	30.1	(1.1)
Deferred income tax expense	39.8	23.8	96.6	26.4
Current income tax expense	16.9	15.0	51.7	53.2
Adjusted EBITDA	$176.2	$125.4	$484.3	$383.7
(1) Adjusted EBITDA has been restated in the prior year comparatives to include the impact of non-cash unrealized gains or losses on derivative financial instruments.
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:
•Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense
38 | Alamos Gold Inc

Unaudited Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flow
ALAMOS GOLD INC.
Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	September 30, 2024	December 31, 2023
A S S E T S
Current Assets
Cash and cash equivalents	$291.6	$224.8
Equity securities	23.9	13.0
Amounts receivable	34.8	53.4
Inventory	243.1	271.2
Other current assets	14.5	23.6
Total Current Assets	607.9	586.0

Non-Current Assets
Mineral property, plant and equipment	4,550.0	3,360.1
Deferred income taxes	75.2	9.0
Inventory	13.4	—
Other non-current assets	46.1	46.1
Total Assets	$5,292.6	$4,001.2

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$246.3	$194.0
Current portion of derivative liabilities	6.4	1.0
Current portion of deferred revenue	83.3	—
Income taxes payable	16.2	40.3
Current portion of lease liabilities	17.3	—
Current portion of decommissioning liabilities	4.9	12.6
Total Current Liabilities	374.4	247.9

Non-Current Liabilities
Deferred income taxes	803.7	703.6
Derivative liabilities	140.7	—
Deferred revenue	30.2	—
Debt and financing obligations	252.6	—
Lease liabilities	27.3	—
Decommissioning liabilities	155.4	124.2
Other non-current liabilities	1.7	2.0
Total Liabilities	1,786.0	1,077.7

E Q U I T Y
Share capital	$4,134.1	$3,738.6
Contributed surplus	88.7	88.6
Accumulated other comprehensive loss	(33.4)	(26.9)
Deficit	(682.8)	(876.8)
Total Equity	3,506.6	2,923.5
Total Liabilities and Equity	$5,292.6	$4,001.2

39 | Alamos Gold Inc

ALAMOS GOLD INC.
Consolidated Statements of Comprehensive Income
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
OPERATING REVENUES	$360.9	$256.2	$971.1	$768.7

COST OF SALES
Mining and processing	142.8	108.3	381.0	323.9
Royalties	3.5	2.5	9.1	7.5
Amortization	57.7	47.2	160.1	139.6
	204.0	158.0	550.2	471.0
EXPENSES
Exploration	8.8	7.5	21.2	16.1
Corporate and administrative	8.2	6.3	23.5	20.0
Share-based compensation	13.7	1.8	29.8	15.4
Reversal of impairment	(57.1)	—	(57.1)	—
	177.6	173.6	567.6	522.5
EARNINGS FROM OPERATIONS	183.3	82.6	403.5	246.2

OTHER EXPENSES
Finance expense	(6.2)	(0.6)	(6.2)	(2.7)
Foreign exchange gain	2.0	0.5	1.4	1.6
Unrealized (loss) gain on commodity derivatives	(28.2)	0.6	(30.1)	1.1
Other loss	(9.7)	(4.9)	(23.6)	(3.7)
EARNINGS BEFORE INCOME TAXES	$141.2	$78.2	$345.0	$242.5

INCOME TAXES
Current income tax expense	(16.9)	(15.0)	(51.7)	(53.2)
Deferred income tax expense	(39.8)	(23.8)	(96.6)	(26.4)
NET EARNINGS	$84.5	$39.4	$196.7	$162.9

Items that may be subsequently reclassified to net earnings:
Net change in fair value of currency hedging instruments, net of taxes	(0.1)	(3.8)	(5.7)	4.0
Net change in fair value of fuel hedging instruments, net of taxes	(0.4)	0.2	(0.3)	—
Items that will not be reclassified to net earnings:
Unrealized gain on equity securities, net of taxes	6.6	(6.1)	25.0	(9.0)
Total other comprehensive income (loss)	$6.1	($9.7)	$19.0	($5.0)
COMPREHENSIVE INCOME	$90.6	$29.7	$215.7	$157.9

EARNINGS (LOSS) PER SHARE
– basic	$0.20	$0.10	$0.49	$0.41
– diluted	$0.20	$0.10	$0.48	$0.41

40 | Alamos Gold Inc

ALAMOS GOLD INC.
Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings	$84.5	$39.4	$196.7	$162.9
Adjustments for items not involving cash:
Amortization	57.7	47.2	160.1	139.6
Reversal of Impairment	(57.1)	—	(57.1)	—
Foreign exchange gain	(2.0)	(0.5)	(1.4)	(1.6)
Current income tax expense	16.9	15.0	51.7	53.2
Deferred income tax expense	39.8	23.8	96.6	26.4
Share-based compensation	13.7	1.8	29.8	15.4
Finance expense	6.2	0.6	6.2	2.7
Unrealized loss (gain) on commodity derivatives	28.2	(0.6)	30.1	(1.1)
Other	4.9	6.5	5.6	1.2
Changes in working capital and taxes paid	(27.3)	(20.7)	(49.4)	(50.1)
	165.5	112.5	468.9	348.6
INVESTING ACTIVITIES
Mineral property, plant and equipment	(106.8)	(75.2)	(278.9)	(239.2)
Investment in Argonaut, net of cash acquired	6.7	—	(30.2)	—
Proceeds from disposition of equity securities	—	—	—	0.1
Investment in equity securities	(10.9)	(1.1)	(11.1)	(2.7)
Acquisition of Orford - transaction costs	—	—	(1.0)	(0.2)
	(111.0)	(76.3)	(321.2)	(242.0)
FINANCING ACTIVITIES
Proceeds from draw down of credit facility	250.0	—	250.0	—
Repayment of debt and accrued interest assumed on Argonaut acquisition	(308.3)	—	(308.3)	—
Dividends paid	(8.9)	(8.7)	(26.0)	(26.7)
Credit facility interest and transaction fees	(4.7)	—	(5.6)	—
Lease payments	(5.4)	—	(5.4)	—
Proceeds of issuance of flow-through shares	—	—	10.5	—
Proceeds from the exercise of options and warrants	1.5	0.6	5.8	6.3
	(75.8)	(8.1)	(79.0)	(20.4)
Effect of exchange rates on cash and cash equivalents	(0.7)	(0.8)	(1.9)	(0.1)
Net increase in cash and cash equivalents	(22.0)	27.3	66.8	86.1
Cash and cash equivalents - beginning of period	313.6	188.6	224.8	129.8
CASH AND CASH EQUIVALENTS - END OF PERIOD	$291.6	$215.9	$291.6	$215.9

41 | Alamos Gold Inc